1. Q. Name and Address of Reporting Person

     A. Dean W. Rowell and Trachyte Oil Company

2. Q. Issuer Name and Ticker or Trading Symbol

     A. Standard Energy Corporation "STDE"

3.  Q. Social Security Number

     A. (Voluntary)

4.  Q. Statement for Month

     A. January, 2002

5.  Q. Amendment

     A. N/A

6.  Q. Relationship of Reporting Person

     A. Officer, Director, President, CEO & 10% Owner

7.  Q. Individual or Joint Filing

     A. Form filed by More than One Reporting Person

8.  Q. Title of Security    Transaction Date Transaction Code

     A.  Common             1/7/2002               S
         Common             1/10/2002              S
         Common             1/15/2002              S
         Common             1/24/2002              S
         Common             1/25/2002              S

         Amount          Acquired or Disposed     Price

         10,000              D                   $.0545 p/s
         19,000              D                   $.0560 p/s
         25,000              D                   $.0612 p/s
         35,000              D                   $.0646 p/s
         17,500              D                   $.0710 p/s

          Amount of Securities Beneficially Owned at end of Month

                    50,752,781

          Ownership Forum

                     Direct